Exhibit 99.1

Nevada Geothermal Power Inc. completes independent resource review of Blue Mountain Project

VANCOUVER, Sept. 7, 2011 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) announced today that it has completed a comprehensive independent review of all resource information for the Blue Mountain project in order to gain a better understanding of the geothermal fluid flow system and ultimately to increase production from the Faulkner 1 geothermal power plant.

The study concludes that:

1.
Deep western injection wells 55-15, 57-15, 58-15 and 61-22 inject cooled geothermal fluid from the power plant into the hottest known part of the geothermal field. Geochemistry of reservoir fluids predict that still hotter thermal water is present in this portion of the geothermal system.  Current injection of cooled water under pressure may be impeding hotter water from deeper in the fault structure from flowing up and eastward to the section 14 production wells.

2.
Shifting current injection from wells 55-15, 57-15, 58-15 and 61-22 to new well field areas along fault structures to the north and northeast would mitigate current well communication issues and allow for potential increased production from the power plant. Shifting injection may be achieved through stimulation of existing wells and by drilling new wells on identified structures.

3.	Geothermal reservoir host rocks are extensively altered and faulted. New injection targets are indentified on structures trending north and northeast.
4.	New production targets are identified on the deep structures to the west.
5.
The study makes recommendations for increasing injectivity at existing shut-in wells to help stabilize the production temperatures and further drilling to potentially increase production from current levels.

The study was conducted under contract by Engeocon LLC. Stuart Johnson, principal of Engeocon, subsequently has joined NGP's permanent staff to help implement the Blue Mountain and other NGP resource development programs. Mr. Johnson is a recognized authority on geothermal resource development, having successfully reversed start up reservoir production declines by redistributing injection fluids at the Dixie Valley and Stillwater geothermal fields in Nevada. He directed field development work at Steamboat Hills, Nevada that enabled expansion of production capacity from approximately 35 MW when the property was acquired by Ormat to approximately 90 MW today.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the Faulkner 1 geothermal plant in Nevada.  It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns leasehold interests in eight properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven, East Brawley and South Brawley, in California and Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.  NGP estimates a potential of between 200 MW and 450 MW from its current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 09:25e 07-SEP-11